

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

April 1, 2014

Via E-Mail

David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen's Road, Central
Hong Kong

Re: Amended Schedule 13E-3
Filed March 28, 2014 by WSP Holdings Limited, Wuxi Heavy Industries, Ltd., WHI Acquisitions, Ltd., Mr. Longhua Piao, Expert Master Holdings Limited, UMW China Ventures (L) Ltd., UMW Petropipe (L) Ltd., UMW Holdings Berhad, Mr. Sergey Alexandrovich Borovskiy, and General Transactions, Inc.
File No. 005-83618

Dear Mr. Zhang:

We have reviewed your filing and have the following comments.

Proxy Statement

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 38

1. We note that the Special Committee did not believe, on March 11, 2014, that there had been any material changes in the company's operations, performance or any projection or assumption used by Houlihan Lokey in issuing its fairness opinion in February 2013. Revise this section to disclose the basis for such conclusion. Disclose whether, among other developments in the past 12 months, the results of the company's operations in 2013 were similar to those it had obtained in 2012 and prior years, that the company's position in its industry remained the same in 2013, and that any changes in the company's industry and the economies in which the company operates did not affect the company.

2. We note that the company disposed of two subsidiaries in December 2013. We note that the sale of Liaoyang Seamless resulted in the future receipt of RMB50 million and the assumption of debt of RMB40 million by the subsidiary's buyer. Please revise your disclosure here to address these sales specifically. For example, did this future receipt of cash and assumption of debt affect the valuation of the company?

3.   Disclose whether or not the special committee considered requesting Houlihan Lokey to update its opinion and, if not, why.

Position of the Buyer Group, page 44

4.   We note that the disclosure in this section has not changed despite the Buyer Group being conformed of new entities, apparently unaffiliated with the previous buyer group. Please revise your disclosure to state, if true, that the current Buyer Group conducted the same analyses and reached the same conclusions as the previous buyer group.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                /s/ Daniel F. Duchovny
                                Daniel F. Duchovny
                                Special Counsel
                                Office of Mergers and Acquisitions